Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015 (1)	2014 (1)	2013 (1)	2012 (1)	2011 (1)
	(in millions)
Net Income (loss)	$(912)	$323	$64	$137	$316
Equity in (earnings) losses of unconsolidated affiliates, net of distributions	1,927	(2)	(58)	8	8
Income taxes expense (benefit)	(539)	188	371	246	187
Capitalized interest	(2)	(1)	(1)	(2)	—
	474	508	376	389	511

Fixed charges, as defined:

Interest	137	141	154	179	190
Capitalized interest	2	1	1	2	—
Interest component of rentals charged to operating expense	3	3	6	9	14
Total fixed charges	142	145	161	190	204

Earnings, as defined	$616	$653	$537	$579	$715

Ratio of earnings to fixed charges	4.34	4.50	3.34	3.05	3.50

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 is interest income of $-0-, $-0-, $3 million, $3 million and $-0-, respectively, which is included in income tax expense.